NANO NUCLEAR ENERGY Inc.

10 Times Square, 30th Floor

New York, NY 10018

January 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attention: Anuja Majmudar

Re:	Nano Nuclear Energy, Inc.
Registration Statement on Form S-1 File No. 333-284282 Filed January 14, 2025

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nano Nuclear Energy Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern Time, on Friday, January 24, 2025 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ James Walker
James Walker
Chief Executive Officer